NATIONAL CITY BANCSHARES, INC.
                   227 Main Street, P.O. Box 868
                  Evansville, Indiana 47705-0868




June 24, 1998

VIA EDGAR

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:  Registration Statement on Form S-3, Registration No. 333-56295

Dear Sir or Madam:

          National City Bancshares, Inc. hereby requests that the following delaying amendment be incorporated into the above-referenced Registration
Statement:

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                              Very truly yours,

                              NATIONAL CITY BANCSHARES, INC.

                              Robert A. Keil
                              President